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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*
                                            ----

                                 Verisity Ltd.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                      Ordinary shares, par value NIS 0.01
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    M97385112
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 2003
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ X ]  Rule 13d-1(b)
    [   ]  Rule 13d-1(c)
    [   ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                  High Rock Capital LLC
                  04-3397165
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                         984,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                          -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                      1,070,700
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                    -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,189,500 shares (see Item 4(a) of attached Schedule)
          ---------------------------------------------------------------------

 (10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.9%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (See Instructions)

          IA
          ---------------------------------------------------------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                  High Rock Asset Management LLC
                  04-3402072
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                        118,800
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                          -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                       118,800
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                    -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,189,500 shares (see Item 4(a) of attached Schedule)
          ---------------------------------------------------------------------

 (10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.9%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (See Instructions)

          IA
          ---------------------------------------------------------------------

                                  Schedule 13G

Item 1(a).      Name of Issuer: Verisity Ltd.

Item 1(b).      Address of Issuer's Principal Executive Offices:
                  2041 Landings Drive
                  Mountain View, California 94043

Item 2(a). Names of Persons Filing: High Rock Capital LLC ("HRC") and High Rock Asset Management LLC ("HRAM")

Item 2(b).      Address of Principal Business Office or, if None,
                Residence: The address of the principal business office of HRC and HRAM is 28 State Street, 18th Floor, Boston, MA 02109.

Item 2(c). Citizenship: Each of HRC and HRAM is a limited liability company organized under the laws of the state of Delaware.

Item 2(d).      Title of Class of Securities: Ordinary shares, par value
                NIS 0.01

Item 2(e).      CUSIP Number:     M97385112

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)      [_] Broker or dealer registered under Section 15 of
                               the Securities Exchange Act of 1934 (the "Act);

                  (b)      [_] Bank as defined in Section 3(a)(6) of the Act;

                  (c)      [_] Insurance company as defined in Section 3(a)(19)
                               of the Act;

                  (d)      [_] Investment company registered under Section 8 of
                               the Investment Company Act of 1940;

                  (e)      [X] An investment adviser in accordance with Rule
                               13d-1(b)(1)(ii)(E);

                  (f)      [_] An employee benefit plan or endowment fund in
                               accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)      [_] A parent holding company or control person in
                               accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h)      [_] A savings association as defined in Section 3(b)
                               of the Federal Deposit Insurance Act;

                  (i)      [_] A church plan that is excluded from the
                              definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j)      [_] Group, in accordance with Rule
                               13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

Item 4.           Ownership.

                  (a) Amount Beneficially Owned: Each of HRC and HRAM may be deemed to beneficially own 1,189,500 shares as of December 31, 2003.

                           HRC was the record owner of 1,070,700 shares as of December 31, 2003. HRAM was the record owner of 118,800 shares as of December 31, 2003. (The shares held of record by HRC and HRAM are referred to collectively herein as the "Record Shares.") By virtue of their relationship as affiliated limited liability companies with the same individual as President, each of HRC and HRAM may be deemed to beneficially own all of the Record Shares. Hence, each of HRC and HRAM may be deemed to beneficially own 1,189,500 shares as of December 31, 2003.

                  (b)      Percent of Class:  HRC: 5.3%;  HRAM: 0.6%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                            HRC:     984,000 shares
                                            HRAM: 118,800 shares

                           (ii)     shared power to vote or to direct the vote:
                                            HRC: -0- shares
                                            HRAM: -0- shares

                           (iii) sole power to dispose or to direct the disposition of:
                                            HRC: 1,070,700 shares
                                            HRAM: 118,800 shares

                           (iv) shared power to dispose or to direct the disposition of:
                                            HRC:  -0- shares
                                            HRAM: -0- shares

                  Each of HRC and HRAM expressly disclaims beneficial ownership of any shares of Verisity Ltd., except, in the case of HRC, for the 1,070,700 shares that it holds of record and, in the case of HRAM, for the 118,800 shares that it holds of record.

Item 5.           Ownership of Five Percent or Less of a Class.
                           Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.
                           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                           Not applicable.

Item 8.           Identification and Classification of Members of the Group.
                           Not applicable.

Item 9.           Notice of Dissolution of Group.
                           Not applicable.

Item 10.          Certifications.
                           By signing below I certify that, to the best of my
                  knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2004

HIGH ROCK CAPITAL LLC

By:      High Rock Capital LLC




By:      /s/ David L. Diamond
         ------------------------------------------
         David L. Diamond,
         President

HIGH ROCK ASSET MANAGEMENT LLC




By:      /s/ David L. Diamond
         ------------------------------------------
         David L. Diamond,
         President